Via Facsimile and U.S. Mail
Mail Stop 6010

August 16, 2006

Bernd R. Seizinger, M.D., Ph.D.
Chief Executive Officer
GPC Biotech AG
Fraunhoferstrasse 20
D-82152 Martinsried/Munich
Germany

>**Re: GPC Biotech AG**
>**Form 20-F for Fiscal Year Ended December 31, 2005**
>**File No. 0-50825**

Dear Dr. Seizinger:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Operating and Financial Review and Prospects

Results of Operations and Related Information, page 55

1.   We acknowledge your disclosures on page 57 regarding the costs incurred on your research and development projects during each of the past three years and your disclosures on page 55 regarding you inability to determine the period in which you might generate revenues from these projects. Please provide in a disclosure-type format, a revised discussion regarding your research and development projects that quantifies the costs incurred since inception on each project and the estimated costs to complete each project. Otherwise, please tell us where you have disclosed this information in your filings.

Contractual Obligations, page 66

2.   Please provide us, in a disclosure-type format, a revised contractual obligations
        discussion regarding your contingent milestone obligations. In this revised
        disclosure, please provide at a minimum the nature of the events triggering your
        payment obligations, the aggregate dollar value of your milestone payments and
        the aggregate amount of milestone payments you are reasonably likely to incur
        within the next year.

Critical Accounting Policies

Accrued Expenses, page 69

3.   You indicate that you make judgments and estimates in determining your accrual
        balances for contract research and professional service fees. Please provide us, in
        a disclosure-type format, a revised discussion that quantifies how accurate your
        estimates have been in the past. If true, please indicate that no material
        adjustments to your estimates have been made for each of the periods presented in
        the financial statements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3: Collaboration Agreements, page F-14

4.   You disclose that you used the residual method to assess the fair values of the
        multiple contractual elements of your December 19, 2005 agreement with
        Pharmion GmbH. Although you do not disclose your anticipated accounting for
        any future milestone payments to be received from Pharmion, your revenue
        recognition policy on page F-10 indicates that you recognize revenue for
        substantive milestones when achieved. Please provide us, in a disclosure-type
        format, a revised discussion of your Pharmion collaboration agreement that
        indicates your anticipated revenue recognition for your milestones. If you
        anticipate recognizing milestone revenues upon attainment, please explain to us
        how you are able to determine under the residual method that the undelivered
        milestone consideration is at fair value and appears to be commensurate with the
        effort expended.

Note 5: Acquisition of Significant Assets, page F-15

5.   Please explain to us why your acquisition of the significant assets of Axxima
        Pharmaceuticals AG does not constitute the acquisition of a business under SFAS
        141. In your response please ensure you address your hiring of 40 employees of
        Axxima. In addition, please explain to us why you have accounted for the

acquisition of the cash of Axxima in exchange for your common stock as a financing activity instead of an investing activity.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant